Fiscal Year 2026 Three and Nine Months Ended 31 December 2025

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Earnings Release, the Earnings Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie", the “Company”, “we”, “our”, or “us". Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures".
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing the Company's financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring gain or expenses, acquisition and pre-close financing related costs, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the special pre-tax items (items listed above) and special tax items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures".
These documents, along with an audio webcast of the Earnings Presentation are available from the Investor Relations area of our website at https://ir.jameshardie.com.au/financial-information/financial-results.
Investor and Media Contact

Email:	investors@jameshardie.com

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	1

CONSOLIDATED RESULTS

Overview
James Hardie Industries plc is a leading provider of exterior home and outdoor living solutions. On 1 July 2025, we completed the acquisition of The AZEK Company Inc. ("AZEK"), an industry-leading designer and manufacturer of low maintenance and environmentally sustainable outdoor living products, which has manufacturing and recycling facilities in the United States. The results below are based on preliminary purchase price calculations and allocations, and these estimates and assumptions are subject to change as additional information is obtained during the measurement period, which may be up to one year from the acquisition date.

Results of Operations
Q3 FY26 vs Q3 FY25

US$ Millions	Three Months Ended 31 December
	FY26	FY25	Change
Net sales	$1,239.8	$953.3	30%
Cost of goods sold	791.6	590.9	34%
Gross profit	448.2	362.4	24%
Gross margin (%)	36.2	38.0	(1.8 pts)
Selling, general and administrative expenses	249.7	144.7	73%
Research and development expenses	16.6	11.5	44%
Restructuring, net	(24.0)	—	(100%)
Acquisition related expenses	29.4	—	100%
Asbestos adjustments	0.3	0.1	200%
Operating income	176.2	206.1	(15%)
Operating income margin (%)	14.2	21.6	(7.4 pts)
Interest, net	65.6	3.8	NM
Income tax expense	41.9	60.6	(31%)
Net income	68.7	141.7	(52%)
•Net sales increased 30% primarily due to the AZEK acquisition, which accounted for US$275.0 million of the increase, along with higher net sales in the Europe and Australia & New Zealand segments. This was partially offset by lower net sales in our North America fiber cement business.
•Gross margin decreased 1.8 percentage points primarily due to the amortization of certain intangible assets resulting from the AZEK acquisition of US$12.2 million and lower gross margin in our North America fiber cement business.
•Restructuring, net includes a US$26.2 million gain on the sale of land as a result of our strategic decision to cancel the Truganina greenfield project as mentioned in fiscal year 2024. Included in FY24 was a US$20.1 million impairment on this property, based on the information available at that time.
•Operating income margin decreased 7.4 percentage points, driven by AZEK acquisition related expenses of US$29.4 million, lower gross margin and higher SG&A expenses as a percentage of sales largely driven by the amortization of certain intangible assets resulting from the AZEK acquisition recorded in SG&A of US$45.4 million. This decrease was partially offset by the gain on sale of land as mentioned above.
•Interest, net increased US$61.8 million driven by a higher principal balance outstanding related to our US$2.5 billion senior secured credit facilities (the "Credit Facilities") and US$1.7 billion senior secured notes (the "Notes").
•Net income decreased US$73.0 million due to lower operating income and higher interest expense attributable to the factors described above, partially offset by lower income tax expense.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	2

CONSOLIDATED RESULTS

Nine Months FY26 vs Nine Months FY25

US$ Millions	Nine Months Ended 31 December
	FY26	FY25	Change
Net sales	$3,431.9	$2,906.0	18%
Cost of goods sold	2,225.7	1,773.8	25%
Gross profit	1,206.2	1,132.2	7%
Gross margin (%)	35.1	39.0	(3.9 pts)
Selling, general and administrative expenses	656.6	444.4	48%
Research and development expenses	44.5	36.1	23%
Restructuring, net	(24.0)	57.3	(142%)
Acquisition related expenses	189.1	—	100%
Asbestos adjustments	1.2	0.6	100%
Operating income	338.8	593.8	(43%)
Operating income margin (%)	9.9	20.4	(10.5 pts)
Interest, net	168.8	7.4	NM
Other expense (income), net	9.7	(0.2)	NM
Income tax expense	84.8	206.2	(59%)
Net income	75.5	380.4	(80%)

•Net sales increased 18% primarily due to the AZEK acquisition, which contributed net sales of US$620.1 million, as well as higher net sales in Europe. This was partially offset by lower net sales in our legacy North America fiber cement business and Australia & New Zealand segment.
•Gross margin decreased 3.9 percentage points mainly driven by a US$47.9 million inventory step-up adjustment related to recording the acquired inventory of AZEK at fair value, which was fully recognized during the year, and amortization of certain intangible assets resulting from the AZEK acquisition of US$24.6 million, as well as lower gross margin in the North America fiber cement business.
•Operating income margin decreased 10.5 percentage points to 9.9%, driven by AZEK acquisition related expenses of US$189.1 million, lower gross margin and higher SG&A expenses as a percentage of sales largely driven by the amortization of certain intangible assets resulting from the AZEK acquisition recorded in SG&A of US$81.7 million. This decrease was partially offset by the US$26.2 million gain related to the land sale discussed above and restructuring expenses of US$57.3 million in the prior year related to the closure of our Philippines manufacturing and commercial operations.
•Interest, net increased US$161.4 million driven by a higher principal balance outstanding related to our new Credit Facilities and Notes, and pre-close financing and interest costs of US$34.9 million.
•Net income decreased US$304.9 million due to lower operating income and higher interest expense attributable to the factors described above, as well as an US$11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026. This was partially offset by lower income tax expense.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	3

OPERATING RESULTS

Segment Results of Operations
As a result of completing the AZEK acquisition on 1 July 2025, beginning with the second quarter of FY26, we report our results in four reportable segments:
•Siding & Trim - consisting of the legacy North America Fiber Cement segment and the acquired Exteriors business from AZEK.
•Deck, Rail & Accessories - consisting of AZEK's Deck, Rail & Accessories business.
•Australia & New Zealand - consisting of the legacy Asia Pacific Fiber Cement segment. This segment includes fiber cement products manufactured in Australia and sold in Australia and New Zealand.
•Europe - consisting of the legacy Europe Building Products segment. The Europe segment includes fiber gypsum products and cement bonded boards manufactured in Europe, and fiber cement products manufactured in the United States that are sold in Europe.

Siding & Trim Segment
Operating results for the Siding & Trim segment were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	Change	FY26	FY25	Change
Net sales	$788.3	$719.3	10%	$2,196.1	$2,144.4	2%
Cost of goods sold	481.2	435.5	10%	1,382.2	1,281.2	8%
Gross profit	307.1	283.8	8%	813.9	863.2	(6%)
Gross margin (%)	39.0	39.5	(0.5 pts)	37.1	40.3	(3.2 pts)
Selling, general and administrative expenses	89.3	72.7	23%	265.9	217.6	22%
Research and development expenses	11.3	1.8	528%	24.5	7.1	245%
Acquisition related expenses	3.6	—	100%	8.4	—	100%
Operating income	202.9	209.3	(3%)	515.1	638.5	(19%)
Operating income margin (%)	25.7	29.1	(3.4 pts)	23.5	29.8	(6.3 pts)
Adjusted operating income[1]	219.3	209.3	5%	558.3	638.5	(13%)
Adjusted operating income margin (%)[1]	27.8	29.1	(1.3 pts)	25.4	29.8	(4.4 pts)

[1] See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure
Q3 FY26 vs Q3 FY25
Net sales increased 10% driven by sales of US$80.9 million associated with the acquired AZEK Exteriors business, which were in line with AZEK's net sales for the quarter ended 31 December 2024 prior to the acquisition. Net sales in our North America fiber cement business decreased 2% primarily due to market weakness, partially offset by a higher average net sales price primarily resulting from our annual price increase.
Gross margin decreased 0.5 percentage points driven by our North America fiber cement business which had unfavorable production cost absorption and higher freight and raw material costs, partially offset by a higher average net sales price and US$4.7 million of startup costs at our Prattville facility in the prior corresponding period. In addition, gross margin was unfavorably impacted by the amortization of certain intangible assets resulting from the AZEK acquisition of US$1.2 million.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	4

OPERATING RESULTS

SG&A expenses increased 23%, and as a percentage of sales, SG&A increased 1.2 percentage points. This increase was driven by AZEK, including the amortization of certain intangible assets resulting from the AZEK acquisition of US$11.6 million, and employee and marketing costs. This was partly offset by lower SG&A expenses in our North America fiber cement business mainly due to lower marketing expenses.
R&D expenses increased US$9.5 million primarily due to the allocation of certain R&D expenses which were not allocated to our segments prior to the second quarter of fiscal year 2026.
Operating income margin decreased 3.4 percentage points to 25.7%, primarily driven by lower gross margin and higher SG&A and R&D expenses.

Nine Months FY26 vs Nine Months FY25

Net sales increased 2% driven by sales of US$170.2 million associated with the newly acquired AZEK business. North America fiber cement sales declined 6% primarily due to market weakness, partially offset by a higher average net sales price primarily resulting from our annual price increase.

Gross margin decreased 3.2 percentage points driven by our North America fiber cement business primarily due to unfavorable production cost absorption and higher pulp and other raw material costs. This was partially offset by a higher average net sales price and US$12.1 million of startup costs at our Prattville and Westfield facilities in the prior corresponding period. In addition, gross margin was unfavorably impacted by the inventory step-up adjustment of US$11.2 million which was fully recognized during the year, as well as the amortization of certain intangible assets resulting from the AZEK acquisition of US$2.8 million.
SG&A expenses increased 22%, and as a percentage of sales, SG&A expenses increased 2.0 percentage points. This increase was primarily driven by AZEK, including the amortization of certain intangible assets resulting from the AZEK acquisition of US$20.8 million, and higher employee and marketing costs.
R&D expenses increased US$17.4 million primarily due to the allocation of certain R&D expenses which were not allocated to our segments prior to the second quarter of fiscal year 2026.
Operating income margin decreased 6.3 percentage points to 23.5%, primarily driven by lower gross margin and higher SG&A and R&D expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	5

OPERATING RESULTS

b

Deck, Rail & Accessories Segment

Operating results for the Deck, Rail & Accessories segment were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	FY26
Net sales	$194.1	$449.9
Cost of goods sold	143.8	343.8
Gross profit	50.3	106.1
Gross margin (%)	25.9	23.6
Selling, general and administrative expenses	69.7	134.9
Research and development expenses	2.4	4.9
Restructuring expenses	2.2	2.2
Operating loss	(24.0)	(35.9)
Operating loss margin (%)	(12.4)	(8.0)
Adjusted operating income[1]	23.0	85.7
Adjusted operating income margin (%)[1]	11.8	19.0

[1] See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

Q3 FY26
Net sales of US$194.1 million were 2% higher than AZEK's net sales for the quarter ended 31 December 2024 prior to the acquisition.
Gross margin of 25.9% includes the amortization of certain intangible assets resulting from the AZEK acquisition of US$11.0 million.
SG&A expenses of US$69.7 million include the amortization of certain intangible assets resulting from the AZEK acquisition of US$33.8 million, which includes the impact of revisions to the fair value of intangible assets acquired, which is subject to change as additional information is obtained during the measurement period, which may be up to one year from the acquisition date.
Restructuring expenses of US$2.2 million includes exit costs related to the closure of a recycling plant in Oregon.
Operating loss of US$24.0 million includes the amortization of certain intangible assets resulting from the AZEK acquisition of US$44.8 million.
Nine Months FY26
Net sales of US$449.9 million were 4% higher than AZEK's net sales for the comparable period in 2024 prior to the acquisition.
Gross margin of 23.6% includes a US$36.7 million inventory step-up adjustment related to recording the acquired inventory of AZEK at fair value, which was fully recognized during the year, as well as the amortization of certain intangible assets resulting from the AZEK acquisition of US$21.8 million.
SG&A expenses of US$134.9 million includes the amortization of certain intangible assets resulting from the AZEK acquisition of US$60.9 million.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	6

OPERATING RESULTS

The operating loss of US$35.9 million includes a US$36.7 million inventory step-up adjustment related to recording the acquired inventory of AZEK at fair value, which was fully recognized during the year, as well as the amortization of certain intangible assets resulting from the AZEK acquisition of US$82.7 million.

Australia & New Zealand Segment
Operating results for the Australia & New Zealand segment in US dollars were as follows. In fiscal year 2025, this segment also included the Philippines which ceased manufacturing operations in August 2024, with commercial operations largely wound down by the end of September 2024.

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	Change	FY26	FY25	Change
Net sales	$126.5	$118.1	7%	$381.0	$401.8	(5%)
Cost of goods sold	75.0	68.9	9%	220.6	233.4	(5%)
Gross profit	51.5	49.2	5%	160.4	168.4	(5%)
Gross margin (%)	40.7	41.6	(0.9 pts)	42.1	41.9	0.2 pts
Selling, general and administrative expenses	14.3	14.0	2%	45.6	42.1	8%
Restructuring expenses	—	—	—%	—	57.3	(100%)
Research and development expenses	1.6	0.4	300%	3.4	1.0	240%
Operating income	35.6	34.8	2%	111.4	68.0	64%
Operating income margin (%)	28.1	29.3	(1.2 pts)	29.2	17.2	12.0 pts
Adjusted operating income[1]	35.6	34.8	2%	111.4	125.3	(11%)
Adjusted operating income margin (%)[1]	28.1	29.3	(1.2 pts)	29.2	31.1	(1.9 pts)

[1] See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure
Operating results for the Australia & New Zealand segment in Australian dollars were as follows:

A$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26		Q3 FY25		Change	FY26		FY25		Change
Net sales	A$	192.9	A$	180.1	7%	A$	585.6	A$	606.9	(4%)
Cost of goods sold	114.3		105.2		9%	339.0		352.7		(4%)
Gross profit	78.6		74.9		5%	246.6		254.2		(3%)
Gross margin (%)	40.7		41.6		(0.9 pts)	42.1		41.9		0.2 pts
Selling, general and administrative expenses	21.8		21.5		1%	70.1		63.7		10%
Restructuring expenses	—		—		—%	—		84.7		(100%)
Research and development expenses	2.5		0.6		317%	5.2		1.5		247%
Operating income	54.3		52.8		3%	171.3		104.3		64%
Operating income margin (%)	28.1		29.3		(1.2 pts)	29.2		17.2		12.0 pts
Adjusted operating income[1]	54.3		52.8		3%	171.3		189.0		(9%)
Adjusted operating income margin (%)[1]	28.1		29.3		(1.2 pts)	29.2		31.1		(1.9 pts)

[1] See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	7

OPERATING RESULTS

Q3 FY26 vs Q3 FY25(A$)
Net sales increased 7%, primarily driven by a higher average net sales price attributable to our price increase and favorable product mix, and volume growth in Australia and New Zealand.
Gross margin decreased 0.9 percentage points primarily due to unfavorable production cost absorption, partially offset by a higher average net sales price.
SG&A expenses increased 1% primarily due to higher employee costs, partially offset by the closure of our Philippines operations. As a percentage of sales, SG&A expenses decreased 0.6 percentage points.
R&D expenses increased A$1.9 million primarily due to the allocation of certain R&D expenses which were previously unallocated to our segments prior to the second quarter of fiscal year 2026.
Lower operating income margin resulted primarily from lower gross margin and higher R&D expenses.

Nine Months FY26 vs Nine Months FY25 (A$)

Net sales decreased 4%, driven by lower volumes of 16%, partially offset by a higher average net sales price. The decline in volumes and higher price were primarily attributable to the closure of our Philippines manufacturing and commercial operations. Net sales from the Philippines for the nine months ended December 2024 was A$39.2 million.
Gross margin increased 0.2 percentage points primarily due to a higher average net sales price and geographic mix, partially offset by unfavorable plant performance.
SG&A expenses increased 10% primarily due to recording a lease exit cost, as well as higher marketing and employee costs, partially offset by the closure of our Philippines operations. As a percentage of sales, SG&A expenses increased 1.5 percentage points.
R&D expenses increased A$3.7 million primarily due to the allocation of certain R&D expenses which were previously unallocated to our segments prior to the second quarter of fiscal year 2026.
Higher operating income margin resulted primarily from the absence of restructuring expenses in the current year and higher gross margin, partially offset by higher SG&A and R&D expenses. Prior year included restructuring expenses of A$84.7 million related to the closure of our Philippines manufacturing and commercial operations.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	8

OPERATING RESULTS

Europe Segment
Operating results for the Europe segment in US dollars were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	Change	FY26	FY25	Change
Net sales	$130.9	$115.9	13%	$404.9	$359.8	13%
Cost of goods sold	91.6	86.5	6%	279.1	259.2	8%
Gross profit	39.3	29.4	34%	125.8	100.6	25%
Gross margin (%)	30.0	25.4	4.6 pts	31.1	27.9	3.2 pts
Selling, general and administrative expenses	29.1	25.1	16%	85.1	74.1	15%
Research and development expenses	1.1	0.7	57%	2.8	1.8	56%
Operating income	9.1	3.6	153%	37.9	24.7	53%
Operating income margin (%)	7.0	3.1	3.9 pts	9.4	6.8	2.6 pts

Operating results for the Europe segment in Euros were as follows:

€ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	Change	FY26	FY25	Change
Net sales	€112.4	€108.6	3%	€350.4	€332.9	5%
Cost of goods sold	78.7	81.0	(3%)	241.5	239.9	1%
Gross profit	33.7	27.6	22%	108.9	93.0	17%
Gross margin (%)	30.0	25.4	4.6 pts	31.1	27.9	3.2 pts
Selling, general and administrative expenses	24.9	23.6	6%	73.6	68.5	7%
Research and development expenses	0.9	0.6	50%	2.4	1.7	41%
Operating income	7.9	3.4	132%	32.9	22.8	44%
Operating income margin (%)	7.0	3.1	3.9 pts	9.4	6.8	2.6 pts

Q3 FY26 vs Q3 FY25 (€)
Net sales increased 3% driven by higher fiber gypsum volume, partially offset by lower fiber cement volume. Average net sales price was down 2% due to product mix.
Gross margin increased 4.6 percentage points primarily due to lower paper and gypsum costs and favorable plant performance, partially offset by higher energy and freight costs.
SG&A expenses increased 6% due to higher labor costs and marketing spend. As a percentage of sales, SG&A expenses increased 0.5 percentage points.
Operating income margin of 7.0% increased 3.9 percentage points primarily driven by higher gross margin, partially offset by higher SG&A expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	9

OPERATING RESULTS

Nine Months FY26 vs Nine Months FY25 (€)
Net sales increased 5% primarily due a 5% increase in volume, driven by higher fiber gypsum volume and higher price resulting from our June 2024 and January 2025 price increases partially offset by product mix.
Gross margin increased 3.2 percentage points primarily due to lower freight and paper costs as well as favorable plant performance, partially offset by higher energy costs.
SG&A expenses increased 7% driven by higher labor costs and marketing spend. As a percentage of sales, SG&A expenses increased 0.4 percentage points.
Operating income margin of 9.4% increased 2.6 percentage points primarily driven by higher gross margin, partially offset by higher SG&A expenses.

General Corporate and Unallocated R&D costs

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	Change %	FY26	FY25	Change %
General Corporate and Unallocated R&D costs	$47.4	$41.6	14	$289.7	$137.4	111
Excluding:
Acquisition related expenses	(25.8)	—	100	(180.7)	—	100
Restructuring gain	26.2	—	100	26.2	—	100
Asbestos related expenses and adjustments	(0.7)	(0.9)	(22)	(2.6)	(2.9)	(10)
Adjusted General Corporate and Unallocated R&D costs	$47.1	$40.7	16	$132.6	$134.5	(1)
General Corporate and Unallocated R&D costs for the three and nine month periods of US$47.4 million and US$289.7 million, respectively, includes acquisition related expenses of US$25.8 million and US$180.7 million, respectively. These costs primarily relate to professional service fees, severance and retention costs and the acceleration of certain stock awards associated with the AZEK acquisition. This was partially offset by a US$26.2 million gain on the sale of land in Q3 FY26 as a result of our strategic decision to cancel the Truganina greenfield project, as mentioned in fiscal year 2024.
For the three month period, Adjusted General Corporate and Unallocated R&D costs increased US$6.4 million mainly due to AZEK expenses related to stock compensation, employee costs and professional fees, as well as higher legacy Corporate costs which were driven by higher stock compensation expense, employee costs and professional fees. These costs were partially offset by the allocation of previously unallocated R&D costs to our segments beginning 1 July 2025.
For the nine month period, Adjusted General Corporate and Unallocated R&D costs decreased US$1.9 million mainly due to the allocation of R&D costs noted above. In addition, lower legacy Corporate costs, driven mainly by lower employee and legal costs, were more than offset by AZEK expenses related to stock compensation, employee costs and professional fees.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	10

OPERATING RESULTS

Income Tax

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	Change	FY26	FY25	Change
Income tax expense	$41.9	$60.6	(31%)	$84.8	$206.2	(59%)
Effective tax rate (%)	37.9	30.0	7.9 pts	52.9	35.2	17.7 pts

Adjusted income tax expense[1]	$29.7	$46.9	(37%)	$98.2	$150.1	(35%)
Adjusted effective tax rate[1] (%)	17.3	23.4	(6.1 pts)	18.8	23.5	(4.7 pts)

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, discrete items relating to the AZEK acquisition, and US$18.2 million in respect of the ATO settlement agreement incurred in the second quarter of fiscal year 2026. See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure.

The effective tax rate increased 7.9 percentage points and 17.7 percentage points for the three and nine month periods, respectively, due to the reduction in net income compared to the previous corresponding periods. The discrete items related to the ATO settlement agreement and AZEK acquisition costs recognized in Q2 FY26 also drove the increase in the nine month effective tax rate.
The adjusted effective tax rate decreased 6.1 percentage points and 4.7 percentage points for the three and nine month periods, respectively, primarily due to a change in geographical mix of taxable earnings, including the effects of the increase in debt in our US subsidiaries.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	11

OTHER INFORMATION

Cash Flow

US$ Millions	Nine Months Ended 31 December
	FY26	FY25	Change	Change %
Net cash provided by operating activities	$455.4	$657.4	$(202.0)	(31)
Net cash used in investing activities	(4,120.5)	(353.1)	3,767.4	NM
Net cash provided by (used in) financing activities	3,436.2	(163.7)	3,599.9	NM
Significant sources and uses of cash during fiscal year 2026 include:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$535.7 million
◦Working capital decreased, excluding the assets and liabilities acquired on the AZEK acquisition date, increasing operating cashflow by US$32.5 million, primarily due to lower accounts receivable in North America resulting from lower net sales, partially offset by higher inventories in North America and lower accounts payables.
◦Asbestos claims and handling costs paid of US$86.8 million
•Cash used in investing activities:
◦Cash consideration for AZEK acquisition of US$3,919.8 million (net of cash acquired)
◦Capital expenditures of US$302.8 million, including global capacity expansion project spend of US$72.0 million
◦Proceeds from the sale of our Truganina land of US$108.2 million
•Cash provided by financing activities:
◦Proceeds from our Term Facilities of US$2.5 billion and our Notes of US$1.7 billion. These proceeds were used to complete the AZEK acquisition.
◦Proceeds from our Revolving Facility of US$70.0 million
◦Repayment of the 2026 senior unsecured notes of US$465.2 million
◦Repayments of US$312.5 million on our term loans
◦Debt issuance costs paid of US$41.6 million

Capital Expenditures

Our capital expenditures program is driven by strategic investments that support long‑term growth and operational excellence. These priorities include adding new capacity ahead of anticipated demand, funding new product development and other strategic initiatives, and maintaining and reinvesting in our existing facilities and equipment.

For fiscal year 2026, we expect total capital expenditures of approximately US$400 million, inclusive of approximately US$75 million related to AZEK initiatives. Spending associated with our Global Capacity Expansion program is projected to be approximately US$90 million of the fiscal year 2026 total.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	12

OTHER INFORMATION

Liquidity

At 31 December 2025, we had US$344.2 million in cash and cash equivalents, a decrease of US$218.5 million from 31 March 2025. We also have US$920.7 million of available borrowing capacity under our revolving credit facility at 31 December 2025.
Our gross debt balance increased from US$1,124.0 million at 31 March 2025 to US$4,648.1 million at 31 December 2025, primarily driven by our new Notes of US$1.7 billion and new Term Facilities of US$2.5 billion, partially offset by the paydown of our term loan of US$290.6 million in April 2025 and our voluntary redemption of our €400.0 million senior unsecured notes in December 2025. Our net debt balance was US$4,303.9 million at 31 December 2025.

During fiscal year 2026, we will contribute A$193.6 million to AICF, excluding interest, in quarterly installments. The first three payments of A$48.4 million were made 1 July 2025, 1 October 2025 and 2 January 2026.
Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Allocation

Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth
•Reduce balance sheet leverage in line with our stated commitments
•Return capital to shareholders
•Evaluate tuck-in opportunities to bolster capabilities in railing & recycling

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	13

NON-GAAP FINANCIAL TERMS

Non GAAP Financial Terms
This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted operating income and adjusted operating income margin	•	Adjusted General Corporate and Unallocated R&D costs
•	Siding & Trim Segment Adjusted operating income and adjusted operating income margin	•	Adjusted net income and Adjusted diluted earnings per share
•	Deck, Rail & Accessories Segment Adjusted operating income and adjusted operating income margin	•	Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate
•	Australia & New Zealand Segment Adjusted operating income and adjusted operating income margin	•	Net debt
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AICF – Asbestos Injuries Compensation Fund Ltd
NM – Not meaningful
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	14

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted operating income and Adjusted operating income margin

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
Operating income	$176.2	$206.1	$338.8	$593.8
Asbestos related expenses and adjustments	0.7	0.9	2.6	2.9
Restructuring, net	(24.0)	—	(24.0)	57.3
Acquisition related expenses	29.4	—	189.1	—
Inventory fair value adjustment	—	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	57.6	—	106.3	—
Adjusted operating income	$239.9	$207.0	$660.7	$654.0

	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
Operating income margin	14.2%	21.6%	9.9%	20.4%
Asbestos related expenses and adjustments	0.1%	0.1%	0.1%	0.1%
Restructuring, net	(2.0)%	—%	(0.7)%	2.0%
Acquisition related expenses	2.4%	—%	5.5%	—%
Inventory fair value adjustment	—%	—%	1.4%	—%
Amortization of intangible assets resulting from AZEK acquisition	4.6%	—%	3.1%	—%
Adjusted operating income margin	19.3%	21.7%	19.3%	22.5%

Siding & Trim Segment Adjusted operating income and Adjusted operating income margin

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
Siding & Trim Segment operating income	$202.9	$209.3	$515.1	$638.5
Acquisition related expenses	3.6	—	8.4	—
Inventory fair value adjustment	—	—	11.2	—
Amortization of intangible assets resulting from AZEK acquisition	12.8	—	23.6	—
Siding & Trim Segment Adjusted operating income	$219.3	$209.3	$558.3	$638.5

	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
Siding & Trim Segment operating income margin	25.7%	29.1%	23.5%	29.8%
Acquisition related expenses	0.5%	—%	0.4%	—%
Inventory fair value adjustment	—%	—%	0.5%	—%
Amortization of intangible assets resulting from AZEK acquisition	1.6%	—%	1.0%	—%
Siding & Trim Segment Adjusted operating income margin	27.8%	29.1%	25.4%	29.8%

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	15

NON-GAAP FINANCIAL MEASURES

Deck, Rail & Accessories Segment Adjusted operating income and Adjusted operating income margin

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	FY26
Deck, Rail & Accessories Segment operating loss	$(24.0)	$(35.9)
Restructuring expenses	2.2	2.2
Inventory fair value adjustment	—	36.7
Amortization of intangible assets resulting from AZEK acquisition	44.8	82.7
Deck, Rail & Accessories Segment Adjusted operating income	$23.0	$85.7

	Three and Nine Months Ended 31 December
	Q3 FY26	FY26
Deck, Rail & Accessories Segment operating loss margin	(12.4)%	(8.0)%
Restructuring expenses	1.1%	0.5%
Inventory fair value adjustment	—%	8.1%
Amortization of intangible assets resulting from AZEK acquisition	23.1%	18.4%
Deck, Rail & Accessories Segment Adjusted operating income margin	11.8%	19.0%

Australia & New Zealand Segment Adjusted operating income and Adjusted operating income margin

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
Australia & New Zealand Segment operating income	$35.6	$34.8	$111.4	$68.0
Restructuring expenses	—	—	—	57.3
Australia & New Zealand Segment Adjusted operating income	$35.6	$34.8	$111.4	$125.3

	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
Australia & New Zealand Segment operating income margin	28.1%	29.3%	29.2%	17.2%
Restructuring expenses	—%	—%	—%	13.9%
Australia & New Zealand Segment Adjusted operating income margin	28.1%	29.3%	29.2%	31.1%

Adjusted General Corporate and Unallocated R&D Costs

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
General Corporate and Unallocated R&D costs	$47.4	$41.6	$289.7	$137.4
Restructuring gain	26.2	—	26.2	—
Acquisition related expenses	(25.8)	—	(180.7)	—
Asbestos related expenses and adjustments	(0.7)	(0.9)	(2.6)	(2.9)
Adjusted General Corporate and Unallocated R&D costs	$47.1	$40.7	$132.6	$134.5

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	16

NON-GAAP FINANCIAL MEASURES

Adjusted net income and Adjusted diluted earnings per share

US$ Millions, except per share amounts	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
Net income	$68.7	$141.7	$75.5	$380.4
Asbestos related expenses and adjustments	0.7	0.9	2.6	2.9
AICF interest income	(2.4)	(2.7)	(7.4)	(8.5)
Restructuring, net	(24.0)	—	(24.0)	57.3
Pre-close financing costs[1]	—	—	46.5	—
Acquisition related expenses	29.4	—	189.1	—
Inventory fair value adjustment	—	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	57.6	—	106.3	—
Tax adjustments[2]	12.2	13.7	(13.4)	56.1
Adjusted net income	$142.2	$153.6	$423.1	$488.2

	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
Net income per common share - diluted	$0.12	$0.33	$0.14	$0.88
Asbestos related expenses and adjustments	—	—	—	0.01
AICF interest income	—	(0.01)	(0.01)	(0.02)
Restructuring, net	(0.04)	—	(0.04)	0.13
Pre-close financing costs[1]	—	—	0.09	—
Acquisition related expenses	0.05	—	0.35	—
Inventory fair value adjustment	—	—	0.09	—
Amortization of intangible assets resulting from AZEK acquisition	0.09	—	0.20	—
Tax adjustments[2]	0.02	0.04	(0.03)	0.13
Adjusted diluted earnings per share[3]	$0.24	$0.36	$0.79	$1.13

1 Includes pre-close financing interest of US$34.9 million as well as a US$11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.
2 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition, and US$18.2 million in respect of the ATO settlement agreement incurred in the second quarter of fiscal year 2026.
3 Weighted average common shares outstanding used in computing diluted net income per common share of 583.1 million and 430.9 million for the three months ended 31 December 2025 and 2024, respectively. Weighted average common shares outstanding used in computing diluted net income per common share of 533.9 million and 432.6 million for the nine months ended 31 December 2025 and 2024, respectively.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	17

NON-GAAP FINANCIAL MEASURES

Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY26	Q3 FY25	FY26	FY25
Income before income taxes	$110.6	$202.3	$160.3	$586.6
Asbestos related expenses and adjustments	0.7	0.9	2.6	2.9
AICF interest income	(2.4)	(2.7)	(7.4)	(8.5)
Restructuring, net	(24.0)	—	(24.0)	57.3
Pre-close financing costs[1]	—	—	46.5	—
Acquisition related expenses	29.4	—	189.1	—
Inventory fair value adjustment	—	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	57.6	—	106.3	—
Adjusted income before income taxes	$171.9	$200.5	$521.3	$638.3

Income tax expense	41.9	60.6	84.8	206.2
Tax adjustments[2]	(12.2)	(13.7)	13.4	(56.1)
Adjusted income tax expense	$29.7	$46.9	$98.2	$150.1
Effective tax rate	37.9%	30.0%	52.9%	35.2%
Adjusted effective tax rate	17.3%	23.4%	18.8%	23.5%

[1]Includes pre-close financing interest of US$34.9 million as well as a US$11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.
[2]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, discrete items relating to the AZEK acquisition, and US$18.2 million in respect of the ATO settlement agreement incurred in the second quarter of fiscal year 2026.

Net Debt

US$ Millions	31 December
FY26
Total principal amount of debt	$4,648.1
Cash and cash equivalents	(344.2)
Net debt	$4,303.9

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	18

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the future integration of AZEK, including its anticipated benefits;
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of our Form 20-F filed with the Securities and Exchange Commission on 20 May 2025, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; the AZEK acquisition; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2026	19